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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                                   Pursuant to
                                Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 5)

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                             Gibson Greetings, Inc.
                            (Name of Subject Company)

                             Gibson Greetings, Inc.
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $0.01 per share
           (Including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    374827103
                      (CUSIP Number of Class of Securities)

                               Frank J. O'Connell
                 Chairman of the Board, Chief Executive Officer
                                  and President
                             Gibson Greetings, Inc.
                                2100 Section Road
                             Cincinnati, Ohio 45237
                                 (606) 815-6000
           (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                   Copies to:
                                Phillip R. Mills
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

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     This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended by Amendment No. 1 filed December 7, 1999, Amendment No. 2 filed December 17, 1999, Amendment No. 3 filed January 5, 2000 and Amendment No. 4 filed February 2, 2000 (as so amended, the "Schedule 14D-9") originally filed with the Securities and Exchange Commission on November 9, 1999 by Gibson Greetings, Inc., a Delaware corporation (the "Company"), in connection with the offer by Granite Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of American Greetings Corporation, an Ohio corporation ("Parent"), to purchase all outstanding Shares of the Company, at $10.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated November 9, 1999 and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 11(a)(1) and 11(a)(2), respectively, to the Schedule 14D-1 dated November 9, 1999, as amended by Amendment No. 1 filed December 7, 1999, Amendment No. 2 filed December 17, 1999, Amendment No. 3 filed January 4, 2000 and Amendment No. 4 filed February 2, 2000 (as so amended, the "Schedule 14D-1") of Purchaser and Parent.

     All capitalized terms used in this Amendment No. 5 without definition have the meanings attributed to them in the Schedule 14D-9.

     The Schedule 14D-9 is hereby amended and/or supplemented as provided below:

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     On March 2, 2000, the Company and Parent issued a joint press release, a copy of which is included as Exhibit M hereto and incorporated herein by reference, which announced the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and extended the expiration of the Offer until 5:00 pm, Eastern time, on Wednesday, March 8, 2000.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is amended and supplemented by adding the following exhibits:

     M.   Joint press release issued by Company and Parent on March 2, 2000.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                GIBSON GREETINGS, INC.
Date: March 7, 2000

                                By: /s/ James T. Wilson
                                   ---------------------------------------------
                                  Name:  James T. Wilson
                                  Title: Executive Vice President, Finance and
                                          Operations and Chief Financial Officer








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                                  EXHIBIT INDEX

Exhibit
  No.                              Description
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  M       Joint press release issued by Parent and the Company on March 2, 2000.